March 15, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:       DMC Global Inc.
             Registration Statement on Form S-3 (No. 333-216591)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Reference is made to the Registration Statement on Form S-3 (File No. 333-216591) filed with the Securities and Exchange Commission by DMC Global Inc. on March 10, 2017 (the “Registration Statement”). Pursuant to Rule 473 of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement immediately following the calculation of the registration fee:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.”

If you have any questions regarding this request, please contact John A. Elofson at (303) 892-7335. Thank you for your attention to this matter.

Kind Regards,

/s/ Michelle H. Shepston
Michelle H. Shepston
Chief Legal Officer
cc: John A. Elofson, Esq.
Davis Graham & Stubbs LLP